Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on October 18, 2005.

Contacts:
Jennifer Cook Williams	Daryl Messinger
Investor Relations	Media
Corgentech Inc.	WeissComm Partners
650-624-9600	415-999-2361
investors@corgentech.com	daryl@weisscommpartners.com

ALGORX AND CORGENTECH ANNOUNCE POSITIVE PHASE 2 DATA DEMONSTRATING NEW

DRUG SIGNIFICANTLY REDUCES FOOT PAIN IN PATIENTS WITH MORTON’S NEUROMA

Second Positive Clinical Results Report for Companies’ Late-Stage Pain Products Pipeline in Two Weeks

SECAUCUS, NJ AND SOUTH SAN FRANCISCO, CA, October 18, 2005 — AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. (Nasdaq: CGTK) today announced positive data from a Phase 2 trial of ALGRX 4975 in patients with Morton’s neuroma—a painful neuropathy of the foot. In the 58-patient randomized, double-blind, placebo-controlled clinical trial, conducted at two study centers in the United States, the group consisting of 30 subjects who received ALGRX 4975 (100 micrograms) by a single injection into the neuroma had statistically significant decreases in their foot pain four weeks after the single administration of study drug. The mean baseline pain score (0-10 Numeric Rating Scale) was 5.7 for subjects in each treatment group. Pain scores were reduced at four weeks following the single administration of ALGRX 4975, with a mean pain score of 2.1 (63 percent reduction in pain) compared to 3.5 (38 percent reduction in pain) in subjects treated with placebo (p=0.0188). Additionally, ALGRX 4975 was well tolerated and did not demonstrate any significant safety issues.

“The strong pain relief demonstrated in this Phase 2 trial of ALGRX 4975 contributes to the growing body of data which demonstrate that this product candidate may be a safe and effective drug for a variety of moderate to severe pain syndromes,” stated Ronald M. Burch, M.D., Ph.D., chief executive officer of AlgoRx. “ALGRX 4975 has been evaluated in more than 340 patients in several clinical trials across multiple post-surgical, neuropathic and musculoskeletal pain indications. In patients with moderate to severe pain, ALGRX 4975 has demonstrated significant pain relief, giving us confidence that this drug may have the potential to be used in many pain syndromes.”

“We are pleased to report positive data from another product candidate in the pain management pipeline. This is the second set of good clinical trial data reported in less than two weeks, as we announced positive Phase 3 data from ALGRX 3268 earlier this month. This progress gives us additional confidence that our proposed merger with AlgoRx will increase the value of Corgentech for our stockholders as we continue to move decisively toward product commercialization,” said John P. McLaughlin, chief executive officer of Corgentech. “We believe that ALGRX 4975 will have the ability to offer pain management benefits in a variety of post-surgical and other indications. The post-operative pain market in the United States alone is more than $1.7 billion, and we believe that there is an excellent opportunity for a safe and long-acting pain reliever which could reduce the need for opioid medications.”

About ALGRX 4975 and the Market Opportunity for a Fast-Acting Local Anesthetic

ALGRX 4975, a VR1 agonist, is being developed for site-specific, moderate to severe pain. ALGRX 4975 is a C-neuron anesthetic, based on capsaicin. It is long-acting, providing pain relief to many patients for weeks or months after a single treatment. The product is administered locally at the site of pain and selectively reduces pain in nerve endings so does not affect other nerve fibers important for other sensory or motor skills. Phase 2 clinical trials are currently underway for post-surgical pain following a variety of surgeries including hernia repair, total knee replacement and cholecystectomy. In addition to the study for Morton’s neuroma, a Phase 2 trial for another non-surgical procedure, tendonitis, is underway.

ALGRX 4975 has demonstrated its potential in multiple clinical studies to impact pain across neuropathic, post-surgical and musculoskeletal pain conditions. Opioid drugs, such as morphine, are used to service many of these conditions but are associated with significant side effects including respiratory depression, euphoria, and nausea and vomiting during acute use, and constipation and physical dependence during chronic use. ALGRX 4975 has not demonstrated similar side effects. Additionally, it has been shown that pain in the hospital is associated with increased length of stay, longer recovery times and poorer patient outcomes. By safely decreasing the patient’s level of pain, ALGRX 4975 may have the potential to reduce a patient’s length of hospital stay as well their need for opioids.

About Morton’s Neuroma

Morton’s neuroma is a painful condition of the foot that typically occurs as a result of wearing high narrow shoes, running, or spending considerable time standing each day. The thickening of the nerve tissue (neuroma) seems to occur in response to pressure or injury to one of the nerves that lead to the toes, resulting in pain and numbness that can make walking unbearable. Morton’s neuroma is difficult to treat, so patients are often referred to foot specialists (podiatrists). In most patients, orthotics or analgesics such as aspirin-like drugs and opioids have limited effectiveness. More aggressive treatments, including surgical intervention to remove the nerve, are sometimes employed, but leave patients with permanent numbness in the foot.

About AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which is in Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is soon to enter the clinic. AlgoRx is based in Secaucus, NJ. For more information on the company and its technologies, please visit www.algorx.com.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is based in South San Francisco, CA. For more information on the company and its technologies, please visit www.corgentech.com.

Webcast Analyst Meeting Details

Corgentech will conduct a webcast analyst meeting with the investment community in New York, NY at 12:00 p.m. EDT on Friday, October 21, 2005 to discuss clinical data, marketing opportunities and other information relating to ALGRX 3268, ALGRX 4975 and the rest of the company’s product pipeline. The webcast will be available via live audio broadcast over the Internet on the Corgentech website at www.corgentech.com. A replay of the webcast will be available on the Corgentech website for at least two weeks following the meeting.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, clinical results forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.